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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              CITIZENS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              CITIZENS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 01-174533 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES A. COTTER, JR.
          CHAIRMAN OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
                              CITIZENS CORPORATION
                               440 LINCOLN STREET
                         WORCESTER, MASSACHUSETTS 01653
                                 (508) 855-1000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                           DANIEL S. STERNBERG, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Citizens Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 440 Lincoln Street, Worcester, Massachusetts 01653. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share (shares of such common stock are referred to herein as the "Shares"). The Shares are listed on the New York Stock Exchange under the symbol "CZC."

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Schedule 14D-9 relates to a tender offer by Citizens Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Allmerica Financial Corporation, a Delaware corporation ("AFC"), to purchase all of the outstanding Shares not owned by AFC or its subsidiaries (the "Public Shares"). The offer is being made at a price of $33.25 per Share, net to the seller in cash, without interest (the "Revised Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 1998, as amended by a press release issued on November 16, 1998 and a supplement dated November 17, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). According to the Offer to Purchase, immediately prior to making the Offer, AFC, through certain of its wholly owned subsidiaries, owned approximately 83% of the outstanding Shares.

  The Purchaser and AFC filed a Rule 13e-3 Transaction Statement and a related Tender Offer Statement on Schedule 14D-1 on November 2, 1998. According to the Offer to Purchase, the Purchaser is making the Offer for the purpose of acquiring at least that number of Shares (the "Minimum Number") which, together with the Shares already owned by AFC or its subsidiaries, would constitute at least 90% of the outstanding Shares. The consummation of the Offer is conditioned, subject to waiver, on at least the Minimum Number of Shares being validly tendered and not withdrawn in the Offer. Consummation of the Offer is not conditioned on the approval or recommendation of the Offer by the Board of Directors of the Company (the "Board of Directors") or the Special Committee (as defined below).

  The Offer to Purchase states that following acquisition of at least the Minimum Number of Shares pursuant to the Offer, the Purchaser and AFC plan to effect a "short-form merger" under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), pursuant to which the Purchaser will be merged with and into the Company without any action by the Board of Directors or its stockholders (the "Merger," and together with the Offer, the "Transaction"). According to the Offer to Purchase, the Purchaser has approved the consummation of the Merger subject to certain conditions, including the acquisition of at least the Minimum Number of Shares. The Offer to Purchase states that at the effective time of the Merger (the "Effective Time"), each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, by AFC or its subsidiaries, or by stockholders who shall have demanded and perfected appraisal rights under Section 262 of the DGCL) would be canceled and converted automatically into the right to receive the Revised Offer Price in cash, or any higher price paid per Share pursuant to the Offer, without interest.

  According to the Offer to Purchase, following consummation of the Merger, the Purchaser would cease to exist and the Company would continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of AFC. The address of the principal executive offices of the Purchaser and AFC, as set forth in the Offer to Purchase, is 440 Lincoln Street, Worcester, Massachusetts 01653.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Pursuant to resolutions of the Board of Directors, dated October 27, 1998, a special committee of the Board of Directors, consisting of James A. Cotter, Jr., Neal J. Curtin and Dona Scott Laskey (the "Special Committee"), was established to review, evaluate, and, if advisable, negotiate on behalf of the Company with respect to, the Offer. The Board of Directors authorized the Special Committee to make a

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recommendation with respect to the Offer and to file this Schedule 14D-9 on behalf of the Company. The resolutions of the Board of Directors, dated October 27, 1998, have been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 hereto.

  (b) Except as described or incorporated by reference in this Item 3(b), to the knowledge of the Special Committee, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and
(1) the Company or its executive officers, directors or affiliates, or (2) the Purchaser, AFC or their executive officers, directors or affiliates.

  Agreements and Arrangements with Executive Officers and
Directors. Information with respect to certain contracts, agreements, arrangements or understandings between the Company and its affiliates, on the one hand, and certain of the Company's directors and executive officers, on the other hand, is set forth in the Company's Proxy Statement, dated March 31, 1998, for its Annual Meeting of Stockholders held on May 12, 1998 (the "Proxy Statement"). The Proxy Statement has been filed with the Commission as Exhibit 2 hereto, and pages one through nine thereof are incorporated herein by reference.

  AFC's Control of the Company. The Company was formed in 1993 by AFC as a holding company for Citizens Insurance Company of America, a Michigan insurance company. In March and April of 1993, the Company issued an aggregate of 6,981,600 Shares in its initial public offering, as a result of which, approximately 19% of the outstanding Shares became publicly held. Since 1991, as described below, the management and operations of the Company and other subsidiaries of AFC have been combined in part. According to the Offer to Purchase, as a result of the repurchase of Shares by the Company, AFC, through its wholly owned subsidiaries First Allmerica Financial Life Insurance Company ("FAFLIC"), SMA Financial Corp., Allmerica Property & Casualty, Inc. and the Hanover Insurance Company, owned approximately 83% of the outstanding Shares immediately prior to making the Offer.

  Contracts, Agreements and Arrangements between the Company and AFC. As a subsidiary of AFC, the Company has entered into various contracts, agreements and arrangements with AFC and its subsidiaries. The Special Committee has been informed by AFC that certain employees of the Company have assisted AFC and the Purchaser with respect to the Transaction, primarily by providing information concerning the Company for the preparation of the Offer to Purchase in compliance with the requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. According to the Offer to Purchase, no employee of the Company has, or will, receive any additional or separate compensation for such services.

  The Company is a party to a Consolidated Service Agreement among AFC and its subsidiaries under which FAFLIC and other AFC subsidiaries provide management, technological, administrative and other services, as well as office space, to the Company and its subsidiaries. The Company and its subsidiaries were charged approximately $20.5 million, $13.3 million and $9.7 million by certain affiliates of AFC for services rendered under this agreement during 1997, 1996 and 1995, respectively. These charges amounted to approximately $30.5 million and $8.4 million for the six months ended June 30, 1998 and 1997, respectively. Prior to 1998, services were charged to the Company under this agreement based on either (1) the low end of market prices when reasonably available, or (2) the "full cost" of providing those services plus 10%. "Full cost" is defined as direct chargeable costs plus assigned overhead costs, as determined in accordance with the agreement. The 10% surcharge was intended to cover other direct and indirect costs that were not specifically identifiable and were not cost-effective to measure. Since January 1, 1998, services provided under the Consolidated Service Agreement have been charged to the Company based on "full cost," without surcharge. The Board of Directors has approved the Consolidated Service Agreement and periodically reviews the dollar amount of charges from other subsidiaries of AFC. The Consolidated Service Agreement has been filed with the Commission as Exhibit 14 hereto.

  Beginning in 1996, AFC and the Company's computer data centers were consolidated under FAFLIC. This resulted in the increase in total intercompany charges to the Company from 1995 to 1996. Beginning in 1997,

                                       2
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certain other functions, such as accounting, internal audit, tax management, cash management, human resource management and facilities management, which had been performed independently by the Company, were consolidated and managed by AFC. This resulted in the increase in total intercompany charges to the Company from 1996 to 1997.

  On January 1, 1998, all employees of the Company became employees of FAFLIC under a single employer arrangement for AFC and its subsidiaries. In conjunction with this transition, AFC and the Company consolidated certain additional functions which had been performed independently by the Company, including technology, claims, customer service, premium billing, training, printing and mail. Accordingly, these services are now charged to the Company by FAFLIC in accordance with the Consolidated Service Agreement, resulting in an increase in total charges from 1997 to 1998. However, under the single employment arrangement, the costs related to the majority of former Company employees are absorbed directly by the Company, and are not reflected in the intercompany charges summarized above.

  Additional Interests of Certain Directors and Executive Officers of the Company. Certain members of the Board of Directors and certain senior executive officers of the Company have additional interests which may present them with actual or potential conflicts of interest in connection with the Transaction. Four of the seven members of the Board of Directors, Messrs. May, McAuliffe, O'Brien and Simonsen, are currently members of the Board of Directors of AFC or are officers of AFC, and certain of the Company's senior executive officers are also officers of AFC. Mr. O'Brien, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, is Chief Executive Officer, President and a director of AFC. Such persons are expected to retain their respective positions at AFC following consummation of the Merger. For more information see pages one through four of the Proxy Statement, which are incorporated herein by reference, and Appendix A to the Offer to Purchase. The members of the Special Committee have no affiliation with AFC, except as directors of the Company.

  In addition, certain of the Company's directors and senior executive officers own Shares and/or shares of AFC common stock. Information regarding share ownership is set forth on page five of the Proxy Statement and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A)(1) THE RECOMMENDATION OF THE SPECIAL COMMITTEE.

  THE SPECIAL COMMITTEE HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF PUBLIC SHARES. ACCORDINGLY, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT HOLDERS OF PUBLIC SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES.

  (A)(2) BACKGROUND OF THE RECOMMENDATION.

  AFC issued a press release regarding its intention to commence the Offer at the original offer price of $29.00 per Share (the "Initial Offer Price") on October 27, 1998.

  On October 27, 1998, at a regularly scheduled meeting of the Board of Directors, executive officers of AFC advised the Board of Directors that AFC intended to commence the Offer. In contemplation of the Offer, the Board of Directors established the Special Committee, consisting of independent directors James A. Cotter, Jr., Neal J. Curtin and Dona Scott Laskey, to review, evaluate, and, if advisable, negotiate on behalf of the Company with respect to, the Offer. The Board of Directors also authorized the Special Committee to make a recommendation with respect to the Offer and to file this
Schedule 14D-9 on behalf of the Company. Ms. Laskey and Messrs. Cotter and Curtin are the only members of the Board of Directors who have not served as officers, directors or employees of AFC or any of its subsidiaries other than the Company.

  Following the October 27, 1998 meeting of the Board of Directors, the Special Committee convened and elected Mr. Cotter as its Chairman. After interviewing a number of law firms over several days, the Special Committee unanimously decided to retain Cleary, Gottlieb, Steen & Hamilton as the legal advisor to the Special Committee ("Cleary Gottlieb").

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  On November 2, 1998, AFC and Purchaser commenced the Offer at the Initial
Offer Price.

  The Special Committee met on November 2, 1998 to discuss their duties under applicable law with Cleary Gottlieb and to select an investment banking firm to serve as financial advisor to the Special Committee. After interviewing four investment banking firms, the Special Committee unanimously decided to retain Merrill Lynch & Co. ("Merrill Lynch") to provide financial advice to the Special Committee in connection with the Offer and render its opinion (the "Opinion") as to whether or not the consideration to be received by the Public Shareholders in the Offer was adequate or fair, as applicable, to the holders of Public Shares (the "Public Shareholders") from a financial point of view. See Item 5 below for a description of the terms of Merrill Lynch's engagement. During the week of November 2, 1998, Merrill Lynch conducted a due diligence review with respect to the Company and the Offer. For further information regarding Merrill Lynch's due diligence review, see Item 4(b) below under the caption "Opinion of Financial Advisor to the Special Committee."

  On November 3, 1998, the Special Committee issued a press release urging Public Shareholders to take no action with respect to the Offer. The press release has been filed with the Commission as Exhibit 6 hereto.

  On November 7, 1998, the Special Committee held a meeting attended by representatives of Merrill Lynch and Cleary Gottlieb. At the meeting, representatives of Merrill Lynch summarized the results of their due diligence review and presented certain preliminary valuation and financial analyses they had performed with respect to the Company and the Shares. The Merrill Lynch representatives indicated that although they were not yet prepared to render a formal opinion regarding the Initial Offer Price, and additional analyses would be required before they were in a position to do so, they had reached a preliminary conclusion, based on the valuation and financial analyses performed to date, that the Initial Offer Price was inadequate from a financial point of view. Representatives of Cleary Gottlieb then discussed the duties of the Special Committee under applicable law in light of Merrill Lynch's preliminary conclusion. Following further discussion of these matters, the Special Committee came to a preliminary conclusion that the Initial Offer Price was not fair to or in the best interests of the Public Shareholders and requested that representatives of Merrill Lynch communicate the preliminary conclusions of Merrill Lynch and the Special Committee to representatives of AFC and Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisor to AFC. The Special Committee also requested that Merrill Lynch, on behalf of the Special Committee, request that AFC consider increasing the offer price and amending the Offer so that AFC's ability to consummate the Offer would be conditioned on the valid tender of a majority of the Public Shares (the "Majority of Minority Condition").

  On November 8, 1998, representatives of Merrill Lynch contacted a representative of AFC. The AFC representative indicated that AFC was unlikely to amend the Offer to include the Majority of Minority Condition.
Representatives of Merrill Lynch and AFC agreed to exchange certain of their valuation analyses and supporting data and to hold additional discussions in the coming days.

  On November 9, November 10, and November 11, 1998, representatives of Merrill Lynch and Goldman Sachs exchanged information and discussed the methodologies and assumptions underlying certain of their valuation and financial analyses. During these conversations no specific revised offer price or range of revised offer prices were proposed. Representatives of Merrill Lynch reviewed the results of these conversations with the members of the Special Committee and representatives of Cleary Gottlieb in several conversations on those dates.

  On November 11, 1998, the Special Committee held a meeting attended by representatives of Merrill Lynch and Cleary Gottlieb. Representatives of Merrill Lynch reviewed certain further preliminary valuation and financial analyses they had performed taking into account certain information received during conversations with AFC and Goldman Sachs. The Special Committee requested that representatives of Merrill Lynch continue their discussions with AFC and Goldman Sachs in order to communicate the results of these additional analyses and to reiterate the request that AFC propose a higher offer price.

  On November 12, 1998, the Special Committee held a meeting attended by representatives of Merrill Lynch and Cleary Gottlieb. Representatives of Merrill Lynch stated that they had been informed by representatives of

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Goldman Sachs on behalf of AFC that "AFC is considering increasing its offer to $30.25 per share subject to acceptance by the Special Committee as to the fairness of the price offered to the unaffiliated stockholders." The Merrill Lynch representatives indicated to the Special Committee that although they were not yet prepared to render a formal opinion regarding a $30.25 price per Public Share, it was their preliminary conclusion, based on the valuation and financial analyses performed to date, that such a price, if offered, would be inadequate from a financial point of view. After discussion, the Special Committee concluded that a price of $30.25 per Public Share, if offered, would not be fair to the Public Shareholders and asked that Merrill Lynch communicate that view to Goldman Sachs.

  On November 13, 1998, members of the Special Committee participated in a teleconference with certain Public Shareholders who previously had requested an opportunity to state their views regarding the Offer to the Special Committee. In the course of the teleconference, several Public Shareholders made statements to the effect that they did not believe that the Initial Offer Price was fair to the Public Shareholders. The members of the Special Committee did not make any statement during the teleconference.

  On November 13, 1998, representatives of Merrill Lynch informed representatives of Goldman Sachs that the Special Committee had concluded that, if offered, a price of $30.25 per Public Share would not be fair to the Public Shareholders.

  On November 14, 1998, the Special Committee held a meeting attended by representatives of Merrill Lynch and Cleary Gottlieb. Representatives of Merrill Lynch stated that they had been informed by representatives of Goldman Sachs on behalf of AFC that AFC may be prepared to increase the offer price to $32.00 if the Special Committee would conclude that the Offer at such price was fair to the Public Shareholders. The Merrill Lynch representatives indicated to the Special Committee that although they were not yet prepared to render a formal opinion regarding a $32.00 price, it was their preliminary conclusion, based on the valuation and financial analyses performed to date, that such a price, if offered, would be inadequate from a financial point of view. After discussion, the Special Committee concluded that a price of $32.00 per Public Share, if offered, would be inadequate and asked that Merrill Lynch communicate that view to Goldman Sachs.

  Later on November 14, 1998, representatives of Merrill Lynch communicated the views of the Special Committee and Merrill Lynch regarding a possible increase in the offer price to $32.00 to representatives of Goldman Sachs.

  During the course of the day on November 15 and continuing during November 16, 1998, representatives of Merrill Lynch and Cleary Gottlieb continued to discuss the terms of the Offer with representatives of Goldman Sachs and Ropes & Gray, counsel to AFC, and to review the substance of those discussions with the members of the Special Committee. Such discussions resulted, on November 16, 1998, in an agreement between the Special Committee and AFC that AFC would amend the Offer to increase the price to be paid in the Offer to $33.25 per Public Share and the Special Committee would recommend acceptance of the Offer as so amended to the Public Shareholders. In connection with the Special Committee arriving at its agreement with AFC, at a meeting of the Special Committee held on November 16, 1998 attended by representatives of Merrill Lynch and Cleary Gottlieb, Merrill Lynch presented its financial and valuation analyses, which had been updated to take into account the completion of its due diligence investigation of the Company and recent market conditions, and then rendered its oral opinion to the effect that the Revised Offer Price of $33.25 per Public Share was fair, from a financial point of view, to the Public Shareholders.

  On November 16, 1998, a tentative settlement was reached in the litigation brought with respect to the Offer on the assumption that the offer price would be increased to $33.25. See Item 8 below for more information regarding the litigation.

  On November 16, 1998, AFC and the Company issued a joint press release announcing the amendment of the Offer and the Special Committee's agreement to recommend the Offer as so amended to the Public Shareholders. The press release has been filed with the Commission as Exhibit 7 hereto.

  Except for the recommendation made by the Special Committee, no person or entity, including the legal or financial advisors to the Special Committee, is making any recommendation to the Public Shareholders in this Schedule 14D-9 as to whether they should tender Shares in the Offer. Although the Special Committee has made a recommendation, the adequacy, fairness and acceptability of the Offer is for each Public Shareholder to decide

                                       5
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in light of such Public Shareholder's particular circumstances. Consequently, the Special Committee strongly urges each Public Shareholder to consider all available information.

  (B) REASONS FOR RECOMMENDATION OF THE SPECIAL COMMITTEE; OPINION OF MERRILL LYNCH.

 Reasons for Recommendation of the Special Committee.

  AS NOTED ABOVE, THE SPECIAL COMMITTEE HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF PUBLIC SHARES. ACCORDINGLY, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT HOLDERS OF PUBLIC SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES.

  The primary factor considered by the Special Committee in making its recommendation was the Opinion of Merrill Lynch, the independent financial advisor to the Special Committee, to the effect that, as of the date of such Opinion, the Revised Offer Price was fair to the Public Shareholders from a financial point of view. Public Shareholders are urged to read the Opinion in its entirety (the Opinion is attached as Annex A to this Schedule 14D-9). In connection with the Opinion, the Special Committee carefully considered the supporting financial and valuation analyses presented by Merrill Lynch at the meeting of the Special Committee held on November 16, 1998. See information in this Item 4(b) under the caption "Opinion of Financial Advisor to the Special Committee" for a description of the Opinion and certain of the material analyses presented by Merrill Lynch. The written materials distributed by Merrill Lynch in connection with the November 16, 1998 meeting of the Special Committee have been filed with the Commission as Exhibit 5 hereto.

  In determining that the Offer is fair to, and in the best interests of, the Public Shareholders, and in making its recommendation, the Special Committee also considered the following material factors, among others, which taken as a whole, supported its determination and recommendation:

    (i) The Special Committee noted that the Revised Offer Price represented
  (A) a premium of 20.6% to the closing price of the Shares on October 26, 1998, the last trading day prior to the announcement of the Offer, (B) a premium of 9.5% to the closing price of the Shares on November 13, 1998, the last trading day prior to the agreement of the Special Committee and AFC with regard to the Revised Offer Price, (C) a premium of 11.5% to the average closing price over the one-year period ended October 26, 1998 and
  (D) a premium of 22.4% to the average closing price of the Shares over the thirty-day period ended October 26, 1998. The Special Committee also noted that the Revised Offer Price implied a value of the Company of 1.27x its GAAP book value per share at September 30, 1998.

    (ii) The Special Committee considered the fact that, in making the Offer, AFC expressly stated its unwillingness to sell its Shares to a third-party, thereby effectively precluding a sale of control of the Company.

    (iii) The Special Committee considered the trading history of the Shares, with particular emphasis on (A) the historical under-performance of the Shares relative to the stock market as a whole, and (B) the relatively low trading volume in the Shares.

    (iv) The Special Committee considered the history of negotiations between the Special Committee and AFC with respect to the Offer that resulted in an increase in the offer price from $29.00 to $33.25 per Public Share, and the Special Committee's conclusion, based on such negotiations, that AFC would not pay more than $33.25 per Public Share.

    (v) The Special Committee considered (A) information with respect to the financial condition, results of operations, business and prospects of the Company, (B) recent changes in the property and casualty industry generally and their impact on the Company and (C) the historical relationship between the Company and AFC, including the services provided to the Company by AFC and the fees charged for such services.

    (vi) The Special Committee considered the terms of the Offer and the structure of the Transaction, which provide for a cash tender offer for all outstanding Shares held by the Public Shareholders to be followed, if certain conditions are satisfied, by a merger for the same consideration (thereby enabling the Public Shareholders to quickly obtain the Revised Offer Price in exchange for their Shares). The Special Committee also considered the fact that consummation of the Offer is not conditioned on the approval or recommendation of the Offer by the Board of Directors or the Company.

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    (vii) The Special Committee considered the recent volatility in equity markets generally, and noted that although the Public Shareholders will no longer have the opportunity to participate in future growth of the Company, they will no longer be exposed to the risk that the Shares may decline in value.

    (viii) The Special Committee considered the fact that, in the event the Offer is terminated without any Shares being purchased it is uncertain whether the Public Shareholders will have the opportunity to sell their Shares, in the open market or otherwise, for prices equal to or in excess of the Revised Offer Price.

    (ix) The Special Committee considered the fact that a tentative settlement had been reached in the litigation brought with respect to the Offer on the assumption that the offer price would be increased to $33.25. See Item 8 below for more information regarding the litigation.

    (x) The Special Committee considered the value to AFC of completing the transaction, including the flexibility it would provide AFC to more effectively manage its property and casualty business.

  The members of the Special Committee evaluated the aforementioned factors in light of their knowledge of the business, financial condition and prospects of the Company, and the state and prospects of the property and casualty insurance sector generally. Other than the Opinion, which was the primary factor considered, in light of the number and variety of other factors that the Special Committee considered in connection with their evaluation of the Offer, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to any of such other factors, and accordingly, the Special Committee did not do so. The Special Committee considered the going concern value of the Company based on the factors set forth above and the analyses presented by Merrill Lynch. The Special Committee did not believe it was relevant to consider the liquidation value of the Company in its evaluation of the Offer because the Special Committee believes that AFC will maintain the Company as a going concern regardless of whether the Offer is completed.

  The Special Committee noted that AFC had declined to amend the Offer to include the Majority of the Minority condition. In this regard, the Special Committee considered that: (i) the Special Committee consisted of the Company's three independent directors (unaffiliated with AFC except as directors of the Company) appointed to represent the interests of the Public Shareholders; (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained and was advised by an independent financial advisor, who assisted the Special Committee in evaluating and negotiating the terms of the Offer and rendered a fairness opinion with respect to the Offer; and (iv) the negotiations between the Special Committee and AFC resulted in an increase in the offer price to the Revised Offer Price. In light of these considerations, the Special Committee did not believe it necessary to retain any other independent representatives to act on behalf of the Public Shareholders.

 Opinion of Financial Advisor to Special Committee.

  On November 16, 1998, Merrill Lynch delivered its oral Opinion to the Special Committee, which was subsequently confirmed in writing, that as of that date and on the basis of and subject to the matters set forth therein, the Revised Offer Price was fair to the holders of the Public Shares from a financial point of view.

  THE FULL TEXT OF THE WRITTEN OPINION, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS APPENDIX A TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS OF THE COMPANY ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY.

  In arriving at its Opinion, Merrill Lynch, among other things: (1) reviewed the Offer to Purchase, the related Letter of Transmittal, the related Tender Offer Statement on Schedule 14D-1 filed by AFC and Purchaser with the Commission, the Schedule 14D-9, dated November 16, 1998 and filed on such date by the Company with the Commission, and a draft, dated November 16, 1998, of Amendment No. 1 to the Schedule 14D-9; (2) reviewed certain publicly available business and financial information relating to the Company and AFC which it deemed to be relevant; (3) reviewed certain information, including financial forecasts and projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to it by the

Company and AFC; (4) conducted discussions with members of management and representatives of the Company and AFC concerning the matters described in clauses (2) and (3) above; (5) reviewed the historical market prices, trading activity and valuation multiples for the Public Shares and the common shares of AFC and compared them with those of certain publicly traded companies which it deemed to be relevant; (6) compared the proposed financial terms of the Offer with the financial terms of certain other transactions which it deemed to be relevant; (7) participated in certain discussions and negotiations among representatives of the Company and AFC and their financial and legal advisors;
(8) reviewed the potential pro forma impact of the Offer on AFC; and (9) reviewed and performed such other financial studies, analyses and investigations, and took into account such other matters as it deemed necessary, including its assessment of general economic, market, financial and other conditions.

  Merrill Lynch assumed and relied upon the accuracy and completeness of all of the financial and other information supplied or otherwise made available to it by the Company and AFC, discussed with or reviewed by or for it, or publicly available, and has assumed such accuracy and completeness for purposes of rendering its Opinion. In addition, Merrill Lynch has not made or assumed any responsibility for independently verifying such information and it has not undertaken or assumed any responsibility for making an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries nor has it been furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections furnished to it or discussed with it by the Company and AFC, Merrill Lynch has assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the respective managements of the Company and AFC as to the future operating and financial performance of the Company.

  The Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and information made available to Merrill Lynch, as of the date of the Opinion. The Opinion was provided for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated by the Offer and such Opinion does not constitute a recommendation as to whether any holder of the Public Shares should tender its shares in such transaction.

  The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances at issue, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its Opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering its analysis in full, would create an incomplete view of the process underlying its Opinion. No limitations were imposed by the Board of Directors or the Special Committee on the investigations made or procedures followed by Merrill Lynch.

  The following is a summary of the material financial analyses used by Merrill Lynch in connection with providing the Opinion to the Special Committee. All implied per share values referred to below reflect the value of the Company as a whole, including all of its divisions.

  (i) Historical Stock Trading Analysis. Merrill Lynch reviewed the historical trading prices and volumes for the Public Shares both separately and in comparison to the S&P 500 Index, the S & P Property and Casualty Index and to AFC and the Public Comparables (as defined below) over various time periods ranging from March 19, 1993 to November 13, 1998. In addition, Merrill Lynch analyzed the consideration to be received by the Public Shareholders pursuant to the Offer in relation to the market price of the Public Shares both before and after the announcement of the Offer. Such analysis indicated that the price per share to be paid pursuant to the Offer represents a premium of 9.5% to the closing price of $30.38 on November 13, 1998, a premium of 20.6% to the closing price of $27.56 on October 26, 1998 (the last trading day prior to the announcement of the Offer) and a premium of 22.4% to the average closing price of $27.16 for the thirty-day period ended October 26, 1998. In addition, the Offer price represents a premium of 11.5% to the average closing price of $29.82 for the one-year period ended October 26, 1998 and a 4.8% discount to the 52-week high of $34.94.

  (ii) Recapitalization Analysis. Merrill Lynch analyzed the financial and operating leverage under which the Company and its insurance subsidiaries currently operate. By analyzing the Company's statutory surplus in relation to its net premiums written and loss and LAE reserves and assuming operating constraints akin to property and casualty companies of a similar nature, Merrill Lynch determined that a certain level of capital existed that could be removed without changing the Company's financial strength and competitive position from a financial point of view. The Company's financial leverage was also analyzed by reference to its debt to total capitalization ratio, which currently stands at 0%, and it was determined that the Company had the financial flexibility to add leverage to its balance sheet. The impact on earnings and book value per share was then calculated assuming that the excess capital and the proceeds from the incurrence of debt would be used to either (A) repurchase shares of the Company's common stock or (B) pay a special one-time dividend to shareholders. The application of multiples ranging from 11.5x to 13.5x to 1999 management estimated earnings per share, as adjusted, implied values, including the financial impact of amounts distributed pursuant to the assumed repurchase or special dividend, for the Public Shares of $31.31 to $34.99 per share.

  (iii) Discounted Cash Flow Analysis. Using a discounted cash flow methodology, Merrill Lynch calculated a range of implied values for the Public Shares based on (A) discount rates ranging from 9.5% to 11.5% and
  (B) 2004 estimated net income terminal multiples ranging from 11.5x to 13.5x. The discounted cash flow analysis was performed using the maximum dividends permitted under Michigan law without regulatory approval ("Maximum Dividend"). The Maximum Dividend in each year was calculated as follows: the greater of (i) 10% of the previous year's surplus and (ii) the previous year's net income (based on Michigan law) excluding realized gains; subject to a maximum ratio of net premiums written to surplus of 1.8x. Certain assumptions used in this analysis, including but not limited to, premium growth, loss and LAE ratios, expense ratios, dividend ratios, reserve development, investment yields and tax-exempt investments/total invested assets, were estimated using the Company's management projections and historical data. This discounted cash flow analysis indicated a reference range of implied values for the Public Shares of between $27.74 and $33.56 per share. In addition, Merrill Lynch performed the discounted cash flow analysis assuming the payment of an extraordinary dividend which increased the ratio of net premiums written to surplus to 1.7x. Applying this assumption in the discounted cash flow analysis resulted in a range of implied values for the Public Shares of $31.28 to $36.40 per share.

  (iv) Comparable Public Company Analysis. Using publicly available information (including estimates by First Call Corporation ("First Call")), Merrill Lynch compared certain financial information and multiples for the Company with corresponding financial information and multiples for a group of publicly traded property and casualty insurance companies that Merrill Lynch deemed similar to the Company (the "Public Comparables"). The multiples for the Company were calculated using a price of $30.38 per share, the closing price of the Public Shares on the New York Stock Exchange on November 13, 1998. The multiples for the Company were based on First Call earnings estimates and earnings estimates provided by the Company's management. The multiples for each of the Public Comparables were based on the most recent publicly available information. For each of the Public Comparables, Merrill Lynch compared (1) the closing price on November 13, 1998 of the common stock of each of the Public Comparables as a multiple of their respective estimated earnings per share ("EPS") for the calendar year 1998 (the "1998 P/E Multiple") and estimated EPS for the calendar year 1999 (the "1999 P/E Multiple") and (2) the price of each of the Public Comparables as a multiple of their respective book values per share as of September 30, 1998 (the "Price/Book Multiple"). Merrill Lynch calculated (1) a range of 1998 P/E Multiples for the Public Comparables of 11.3x to 28.5x, with a mean of 14.9x and a median of 16.1x, (2) a range of 1999 P/E Multiples for the Public Comparables of 10.1x to 22.1x, with a mean of 12.5x and a median of 13.2x, and (3) a range of Price/Book Multiples for the Public Comparables of 1.00x to 2.88x, with a mean of 1.64x and a median of 1.25x.

  By applying the mean and median of the 1998 P/E Multiples to 1998 management earnings estimates, Merrill Lynch calculated implied values for the Public Shares of $29.37 and $31.84 per share, respectively. By applying the mean and median of the 1999 P/E Multiples to 1999 management earnings estimates,

  Merrill Lynch calculated implied values for the Public Shares of $29.01 and $30.74 per share, respectively. By applying the mean and median of the 1999 P/E Multiples to 1999 management earnings estimates, as adjusted, Merrill Lynch calculated implied values for the Public Shares of $33.11 and $34.48 per share, respectively. By applying the mean and median of the Price/Book Multiples to book value per share of the Company as of September 30, 1998, Merrill Lynch calculated implied values for the Public Shares of $42.94 and $32.75 per share, respectively. By applying the mean and median of the Price/Book Multiples to book value per share of the Company as of September 30, 1998, as adjusted, Merrill Lynch calculated implied values for the Public Shares of $36.40 and $30.17 per share, respectively.

  (v) Analysis of Other Minority-Purchase Transactions. Merrill Lynch researched and identified other comparable transactions involving purchases by controlling shareholders of outstanding minority interests. Merrill Lynch analyzed (1) the percentage change of the final offer price from the initial offer price, which indicated a mean of 6.9% and median of 7.0%, (2) the percentage premium represented by the applicable final offer price as compared to the closing price of the target's stock on the day prior to the announcement of the initial offer (the "One Day Prior Premium"), which indicated a mean of 24.6% and a median of 22.8%, and (3) the percentage premium represented by the applicable final offer price as compared to the closing price of the target's stock on the day four weeks prior to the announcement of the initial offer (the "Four Weeks Prior Premium"), which indicated a mean of 27.2% and a median of 24.2%.

  By applying the foregoing premiums to the closing price of the Public Shares on October 26, 1998, Merrill Lynch calculated the following implied values for the Public Shares: (1) based on the mean and median One Day Prior Premiums, $34.34 and $33.84 per share, respectively, and (2) based on the mean and median Four Weeks Prior Premiums, $35.06 and $34.24 per share, respectively.

  In addition, Merrill Lynch compared the premiums and multiples implied by the Offer to the premiums and multiples paid in the 1997 purchase by AFC of the minority interest in Allmerica Property & Casualty ("APY"). Merrill Lynch's comparison indicated that the final APY offer represented the following: (1) a 15.8% premium to APY's stock price one day prior to the initial APY offer and a 14.3% premium to APY's stock price four weeks prior to the initial APY offer, (2) a 5.2% premium to APY's stock price one day prior to the final APY offer, (3) a 7.8% premium to APY's stock price four weeks prior to the final APY offer, and (4) a final offer price to APY book value per share multiple of 1.22x.

  (vi) Analysis of Selected Acquisition Transactions. Merrill Lynch reviewed the implied premiums and multiples paid in a number of acquisition transactions involving property and casualty insurance companies. Merrill Lynch compared (1) the percentage premium of the applicable price paid over the closing price of the target's stock on the day prior to the announcement of the transaction, indicating a mean of 40.6% and a median of 25.6%, (2) the percentage premium of the applicable price paid over the closing price of the target's stock 30 days prior to the announcement of the transaction, indicating a mean of 51.9% and a median of 30.6%, (3) the price paid as a multiple of book value per share (the "Transactions Price/Book Multiple"), indicating a mean multiple of 2.32x and a median multiple of 2.13x, (4) the price paid as a multiple of trailing operating earnings (the "Price/Trailing Earnings Multiple"), indicating a mean multiple of 19.5x and a median multiple of 18.7x, and (5) the price paid as a multiple of forward operating earnings (the "Price/Forward Earnings Multiple"), indicating a mean multiple of 18.7x and a median multiple of 18.4x.

  By applying the foregoing mean and median calculations to 1999 management earnings estimates, Merrill Lynch calculated the following implied values for the Public Shares: (1) $60.58 and $55.62 per share (based on the mean and median Transactions Price/Book Multiples, respectively), (2) $38.49 and $36.87 per share (based on the mean and median Price/Trailing Earnings Multiples, respectively) and (3) $45.35 and $43.44 per share (based on the mean and median Price/Forward Earnings Multiples, respectively). By applying the foregoing median and mean calculations to 1999 management earnings estimates, as adjusted, Merrill Lynch calculated the following implied values for the Public Shares: (1) $47.20 and $44.16 per share (based on the mean and median Price/Book Multiples, respectively) and (2) $46.06 and $44.54 per share (based on the mean and median Price/Forward Earnings Multiples, respectively).

  (vii) Analysis of Pro Forma Financial Impact to AFC. Merrill Lynch analyzed the pro forma financial impact of the Offer on AFC's 1999 estimated earnings per share. This analysis indicated that the Offer would be accretive to AFC's pro forma 1999 earnings per share based on a range of per share purchase prices of $29.00 to $37.00 for the Public Shares.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Letter Agreement with Merrill Lynch. Pursuant to a letter agreement, dated October 27, 1998 (the "Letter Agreement"), the Special Committee, on behalf of the Company, retained Merrill Lynch to provide financial advice to the Special Committee in connection with the Offer and render the Opinion as to whether or not the consideration to be received by the Public Shareholders in the Offer was adequate or fair, as applicable, to the Public Shareholders from a financial point of view.

  The Special Committee retained Merrill Lynch based on its experience and expertise. Merrill Lynch is an internationally recognized investment banking and business and financial advisory services firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and for corporate and other purposes. In the ordinary course of its business, Merrill Lynch and its affiliates may at any time actively trade or hold the securities of the Company or AFC for their own account or for the account of customers and, accordingly, hold a long or short position in such securities. Merrill Lynch has rendered significant investment banking and advisory services to the Company and AFC in the past for which it has received customary compensation. The Special Committee was made aware of such prior relationships before retaining Merrill Lynch, and Merrill Lynch informed the Special Committee that it is not currently rendering any services to AFC.

  Pursuant to the Letter Agreement, the Company agreed to pay the following fees to Merrill Lynch: (i) a fee of $100,000, payable upon execution of the Letter Agreement, and (ii) an additional fee of $1,000,000, payable either (x) on the date Merrill Lynch renders the Opinion, or (y) if for any reason Merrill Lynch is not requested to render the Opinion, the date that Merrill Lynch determines, in its reasonable discretion, that it has completed the work necessary to render the Opinion. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its activities pursuant to the Letter Agreement, including the reasonable fees and disbursements of its counsel. The Company also agreed to indemnify Merrill Lynch and its affiliates and their respective directors, officers, employees, agents and controlling persons against certain liabilities and expenses arising in connection with Merrill Lynch's activities under the Letter Agreement.

  To the knowledge of the Special Committee, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a)-(b) To the knowledge of the Special Committee, neither the Company, any of its subsidiaries, nor any executive officer or director of any of the foregoing has engaged in any transactions involving the Shares during the period of 60 business days prior to the date hereof.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in Items 3 and 4 above, to the knowledge of the Special Committee no negotiation is being undertaken or is under way by the Company in response to the Offer which related to or would result in

(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

 Certain Litigation

  Since the announcement by AFC of its intention to commence the Offer, six lawsuits have been commenced by Public Shareholders in the Delaware Chancery
Court: Susser v. O'Brien, et al., Civil Action No. 16745; Specht v. O'Brien, et al., Civil Action No. 16746; Steiner v. O'Brien, et al., Civil Action No. 16747; Finkelstein v. O'Brien, et al., Civil Action No. 16748; McKinnie v. O'Brien, et al., Civil Action No. 16749; and Hunter v. O'Brien, et al., Civil Action No. 16772. Each of the actions purports to be a class action brought on behalf of the Public Shareholders and asserts claims against AFC, the Company and the members of the Board of Directors (including the members of the Special Committee). The actions each allege that, through the conduct of the defendants, AFC has proposed to acquire the Shares at an unfair and inadequate price, in violation of fiduciary duties allegedly owed by the defendants to the Public Shareholders. The various complaints purport by their terms to seek injunctive relief preventing consummation of the Offer and Merger, or rescission if they are successfully consummated, and compensatory damages. The description of the lawsuits set forth above is qualified by reference to the complaints filed in such lawsuits which have been filed with the Commission as Exhibits 8 through 13 hereto.

  On November 16, 1998, the parties to each of the lawsuits executed a Memorandum of Understanding (the "MOU") memorializing an agreement-in-principle to settle the lawsuits. Under the terms of the MOU, the parties have agreed to use their best efforts to execute and present a formal Stipulation of Settlement to the Delaware Chancery Court as soon as practicable. In the event that the Delaware Chancery Court approves the proposed settlement, it is anticipated that the lawsuits will be dismissed with prejudice as to the individual plaintiffs and the class of Public Shareholders. The consideration for the plaintiffs' agreement to such settlement is the right of such plaintiffs to receive, along with each other Public Shareholder, the Revised Offer Price. The description of the MOU set forth above is qualified by reference to the MOU which has been filed with the Commission as Exhibit 15 hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1  --Resolutions of the Board of Directors of the Company, dated
             October 27, 1998.**
 Exhibit 2  --Proxy Statement of the Company dated March 31, 1998, relating to its Annual Meeting of Stockholders held on May 12, 1998.**
 Exhibit 3  --Form of Letter to Stockholders of the Company, dated November 16,
             1998.*
 Exhibit 4  --Opinion of Merrill Lynch, dated November 16, 1998 (attached as
             Annex A hereto).*
 Exhibit 5  --Presentation Book of Merrill Lynch, dated November 16, 1998.
 Exhibit 6  --Press release issued by the Company on November 3, 1998.**
 Exhibit 7  --Press release issued by the Company and AFC on November 16, 1998.
 Exhibit 8  --Complaint filed in Finkelstein v. O'Brien, et al.
             (Civil Action No. 16748, Delaware Court of Chancery).**
 Exhibit 9  --Complaint filed in McKinnie v. O'Brien, et al.
             (Civil Action No. 16749, Delaware Court of Chancery).**
 Exhibit 10 --Complaint filed in Specht v. O'Brien, et al.
             (Civil Action No. 16746, Delaware Court of Chancery).**
 Exhibit 11 --Complaint filed in Steiner v. O'Brien, et al.
             (Civil Action No. 16747, Delaware Court of Chancery).**
 Exhibit 12 --Complaint filed in Susser v. O'Brien, et al.
             (Civil Action No. 6745, Delaware Court of Chancery).**
 Exhibit 13 --Complaint filed in Hunter v. O'Brien, et al.
             (Civil Action No. 16772, Delaware Court of Chancery).**
 Exhibit 14 --Consolidated Service Agreement, dated January 1, 1998
             (incorporated by reference to Exhibit 10.23 to the Company's
             Annual Report on Form 10-K for the year ended December 31, 1997).
 Exhibit 15 --Memorandum of Understanding, dated November 16, 1998.

--------
* Included with Schedule 14D-9 mailed to stockholders.
** Previously filed.

                                  SIGNATURES

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 1998

                                          CITIZENS CORPORATION

                                          By the Special Committee of the
                                          Board of Directors of Citizens
                                          Corporation

                                                /s/ James A. Cotter, Jr.
                                          -------------------------------------
                                                  James A. Cotter, Jr.

                                                   /s/ Neal J. Curtin
                                          -------------------------------------
                                                     Neal J. Curtin

                                                  /s/ Dona Scott Laskey
                                          -------------------------------------
                                                    Dona Scott Laskey

                                                                         ANNEX A

                          [Merrill Lynch Letterhead]

                                                             November 16, 1998

Special Committee of the Board of Directors
Citizens Corporation
440 Lincoln Street
Worcester, MA 01653

Attention: Mr. James A. Cotter, Jr.
           Chairman of the Special Committee

Ladies and Gentleman :

  Citizens Acquisition Corporation (the "Acquisition Sub"), a wholly owned subsidiary of Allmerica Financial Corporation (the "Acquiror"), has commenced a tender offer (the "Offer") for all of the outstanding shares of common stock, par value $.01 per share, of Citizens Corporation (the "Company") that the Acquiror and its affiliates do not currently own (the "Public Shares"). The Offer is being made at a price of $33.25 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 1998, as amended by a press release issued by the Acquiror and the Company on November 16, 1998, and the related Letter of Transmittal (the "Offer to Purchase").

  You have asked us whether, in our opinion, the Offer Price is fair to the holders of the Public Shares from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

    (1) reviewed the Offer to Purchase and the related Tender Offer Statement on Schedule 14D-1 filed by the Acquiror and Acquisition Sub with the Securities and Exchange Commission (the "Commission") and the
  Solicitation/Recommendation Statement on Schedule 14D-9, dated November 16, 1998 and filed on such date by the Company with the Commission;

    (2) reviewed certain publicly available business and financial information relating to the Company and the Acquiror which we deemed to be relevant;

    (3) reviewed certain information, including financial forecasts and projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by the Company and the Acquiror;

    (4) conducted discussions with members of management and representatives of the Company and the Acquiror concerning the matters described in clauses
  (2) and (3) above;

    (5) reviewed the historical market prices, trading activity and valuation multiples for the Public Shares and the common shares of the Acquiror and compared them with those of certain publicly traded companies which we deemed to be relevant;

    (6) compared the proposed financial terms of the Offer with the financial terms of certain other transactions which we deemed to be relevant;

    (7) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

    (8) reviewed the potential pro forma impact of the Offer on the Acquiror;
  and

    (9) reviewed and performed such other financial studies, analyses and investigations, and took into account such other matters as we deemed relevant and necessary, including our assessment of general economic, market, financial and other conditions.

  In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information supplied or otherwise made available to us by the Company and the Acquiror, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information and we have not undertaken or assumed any responsibility for making an independent appraisal of the assets of the Company nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections furnished to us or discussed with us by the Company and the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the respective managements of the Company and the Acquiror as to the future operating and financial performance of the Company.

  In connection with the preparation of this opinion, Merrill Lynch took into consideration the current ownership by the Acquiror of approximately 83% of the outstanding common stock of the Company and the fact that the Acquiror had stated that it did not intend to sell such stock. Accordingly, Merrill Lynch has not been authorized by the Company, its Board of Directors or the Special Committee of its Board of Directors (the "Special Committee") to solicit, nor have we solicited, interest from any third party with respect to the acquisition of all or any part of the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. We are acting as financial advisor to the Special Committee in connection with the Offer and will receive a fee from the Company for our services, a portion of which is payable upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As part of its investment banking services, Merrill Lynch is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have, in the past, performed significant investment banking and other services for the Company and the Acquiror and have been compensated for such services. In addition, in the ordinary course of its business, Merrill Lynch and its affiliates may at any time actively trade or hold the securities of the Company or the Acquiror for their own account or for the account of customers and, accordingly, hold a long or short position in such securities.

  This opinion is for the sole use and benefit of the Special Committee in its consideration of the Offer and is, in any event, limited to the fairness of the Offer Price to the holders of the Public Shares from a financial point of view, and does not constitute a recommendation to any holder of the Public Shares as to whether to tender such holder's shares in the Offer.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price is fair to the holders of the Public Shares from a financial point of view.

                                      Very truly yours,

                                      By: /s/ Merrill Lynch, Pierce, Fenner &
                                                 Smith Incorporated


                                      MERRILL LYNCH, PIERCE, FENNER &
                                      SMITH INCORPORATED

                                 EXHIBIT INDEX

 Exhibit 1  --Resolutions of the Board of Directors of the Company, dated
             October 27, 1998.*
 Exhibit 2  --Proxy Statement of the Company, dated March 31, 1998, relating to its Annual Meeting of Stockholders held on May 12, 1998.*
 Exhibit 3  --Form of Letter to Stockholders of the Company, dated November 16,
             1998.
 Exhibit 4  --Opinion of Merrill Lynch, dated November 16, 1998 (attached as
             Annex A to the Schedule 14D-9).
 Exhibit 5  --Presentation Book of Merrill Lynch, dated November 16, 1998.
 Exhibit 6  --Press release issued by the Company on November 3, 1998.*
 Exhibit 7  --Press release issued by the Company and AFC on November 16, 1998.
 Exhibit 8  --Complaint filed in Finkelstein v. O'Brien, et al.
             (Civil Action No. 16748, Delaware Court of Chancery).*
 Exhibit 9  --Complaint filed in McKinnie v. O'Brien, et al.
             (Civil Action No. 16749, Delaware Court of Chancery).*
 Exhibit 10 --Complaint filed in Specht v. O'Brien, et al.
             (Civil Action No. 16746, Delaware Court of Chancery).
 Exhibit 11 --Complaint filed in Steiner v. O'Brien, et al.
             (Civil Action No. 16747, Delaware Court of Chancery).*
 Exhibit 12 --Complaint filed in Susser v. O'Brien, et al.
             (Civil Action No. 6745, Delaware Court of Chancery).*
 Exhibit 13 --Complaint filed in Hunter v. O'Brien, et al.
             (Civil Action No. 16772, Delaware Court of Chancery).*
 Exhibit 14 --Consolidated Service Agreement, dated January 1, 1998
             (incorporated by reference to Exhibit 10.23 to the Company's
             Annual Report on Form 10-K for the year ended December 31, 1997).
 Exhibit 15 --Memorandum of Understanding, dated November 16, 1998.

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* Previously filed.